October 28, 2022

Attn:  Isabel Rivera; James Lopez; Peter McPhun & Mark Rakip

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:Solar Integrated Roofing Corp.

Registration Statement on Form 10-12G Filed September 9, 2022

File No. 000-56256

Ladies and Gentlemen:

Solar Integrated Roofing Corp. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 7, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have revised the registration statement and have filed an amended registration, and we respectfully submit the following responses:

1.Given the number of wholly-owned subsidiaries involved in your business, please provide an organizational chart depicting your corporate structure.

Response: We have revised to include the requested organizational chart.

2.We note industry jargon and confusing terms in this section. Please revise to explain the terms. For example, clarify what it means for the construction management scope of your work to be "fully bankable," as stated on page 4. Similarly, you refer to "revenue producing divisions," "revenue centers," "Divisions," and "product lines" seemingly interchangeably. Please revise your disclosure to clearly define each of these or use a consistent, single term if they are the same.

Response: We have revised our disclosure accordingly.

3.We note your disclosure on page 4 that you maintain certain licenses in connection with your business operations. Please provide information regarding the duration and effect of these licenses. For guidance, refer to Item 101(h)(4) of Regulation S-K.

Response: We have revised our disclosure accordingly and have added a chart with additional license detail.

4.We note your disclosure regarding the North America roofing market size, projected growth, and compound annual growth rate. Please provide your basis of support for these statements and, if possible, consider updating the 2017 figure to a more recent date. In addition, please indicate the company's competitive position within this particular market, in light of your disclosure earlier on that page that your "industry is still in its very juvenile stages."

Response: We have revised accordingly.

5.We note the only sentence under the related person risk factor on page 7 refers the reader to a different section. To the extent material, please revise here to address the risks to investors associated with your having engaged in transactions with related persons.

Response: We have revised the risk factor and have added additional disclosure in response to Comment 11 as well.

6.Please revise to provide a detailed analysis of the components of the statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year- to-year variations in each line item for each period presented. In doing so, please describe and quantify the effect of the significant drivers that contributed to the material changes in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: We have revised accordingly.

7.Please reconcile your disclosure on page 17 about your plans to expand your installation business to other states outside of California with your disclosure on page 4 that "in 2021 SIRC did business in 34 states."

Response: We have reconciled our disclosure accordingly.

8.We note the significant increases in the amounts and percentages of gross profits in 2022 and 2021 as compared to the prior periods. Please enhance your disclosures in quantitative and qualitative terms to explain the reasons for these increases. Also, provide a more detailed discussion of operating results by reportable segments; refer to Item 303(b) of Regulation S-K.

Response: We have revised accordingly.

9.We note your risk factor that you have been adversely impacted by supply chain issues resulting from the global COVID-19 pandemic, and that you may incur expenses or delays relating to such events outside of your control. Please specify the impact of these challenges to your results of operations or capital resources and quantify, to the extent possible, how your revenue, gross profit, and/or liquidity have been impacted. Additionally, revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, and explain whether such efforts introduce new material risks, including those related to product quality or reliability.

Response: We have added a subsection regarding supply chain disruptions to our Management’s Discussion and Analysis with requested disclosure.

10.Please revise your beneficial ownership table to disclose all natural persons who have or share voting power over the shares held by T3 Investing LLC and the entity's address. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: We have revised accordingly.

11.We note that one share of the Series A Preferred Stock has voting rights equal to 10,000 shares of Common Stock. Please revise the beneficial ownership table to clearly reflect the voting control of holders of Series A Preferred Stock and add appropriate risk factor disclosure.

Response: We have revised accordingly.

12.Please expand upon the business experience during each of the past five years of your directors and executive officers, including their specific positions, the name and principal business of any place of employment during that time. In addition, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Messrs. Massey and Widdes should serve as directors. Refer to Item 401(e) of Regulation S-K.

Response: We have revised the biographies of our directors and executive officers accordingly.

13.We note your disclosure that you "are not obligated to pay severance or other enhanced benefits to our executive officer upon termination of his employment." Please reconcile this disclosure with Sections 4(D), 4(D), and 5(D) of the employment agreements filed for David Massey (Exhibit 10.14), Troy Clymer (Exhibit 10.15), and Wanda Witoslawski (Exhibit 10.16), respectively.

Response: We have revised to remove the prior disclosure.

14.Pursuant to the employment agreement filed as Exhibit 10.14, we note that Mr. Massey's compensation includes additional benefits outlined in Section 3(D) of the agreement, including, for example, membership dues estimated at $13,000 per year and a personal assistant. Please include these as part of the narrative disclosure in footnote 4 or advise.

Response: We have revised the executive compensation table and relevant footnote to include amounts for membership dues.  However, Mr. Massey has not received a personal assistant and has waived the right to one for prior periods, and no additional benefits are required to be included Mr. Massey’s other compensation.

15.Please reconcile your disclosure on page 26 that you do not "currently have any agreements nor compensation with members of the board of directors" with the disclosure under Item 7 regarding payments of common stock made "to directors and officers for compensation" during the six months ended June 30, 2022 and 2021.

Response: Stock was not issued to any of our current directors, and disclosure stating that “the Company does not currently have any agreements nor compensation with members of the Board of Directors as of the date of this filing” is accurate. Executive officers and prior directors have received stock compensation, and the latter disclosure is referring to that other stock compensation.

16.Please revise your disclosure in this section to name each related party and to clearly identify the basis on which the named person is a related party. Refer to Item 404(a)(1) of Regulation S-K.

Response: We have revised Item 7 to name all of the relate parties and described their relationships with the Company.

17.Please reconcile your disclosure in this section that there are currently no proceedings "in which an adverse decision could have a material adverse effect" with your statement on page 22 that you "are presently a party to legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business."

Response: We note that our disclosure specifically excepts the legal proceedings described below and states in pertinent part, “Other than as described below…” Each of legal proceedings described after the prefatory disclosure could potentially result in a material adverse effect.

18.In your summary of current legal proceedings on page 27, please revise to ensure that each proceeding contains a description of the factual basis alleged to underlie the proceedings and the relief sought. Refer to Item 103(a) of Regulation S-K.

Response: We have revised accordingly.

19.Please provide all required disclosures in this section pursuant to Item 701 of Regulation S-K. For example, please name the persons or identify the class of persons to whom the securities were sold that were not publicly offered.

Response: We have revised accordingly.

20.Please revise this section to identify all series of preferred stock and describe their terms and the rights of respective shareholders. For example, we note that one share of Series A Preferred Stock has voting rights equal to 10,000 shares of common stock and shares of Series B Preferred, Series C Preferred, and Series D Preferred have no voting rights. In addition, we note that Series B Preferred Stock have conversion rights that could have a dilutive effect to your common shareholders.

Response: We have revised accordingly.

21.Please update your disclosure to discuss whether your formerly engaged independent accountant resigned (or indicated it has declined to stand for re-election after the completion of the current audit) or was dismissed, and provide the supporting disclosure therein in accordance with Item 304(a)(1) of Regulation S-K; we note you provided such disclosure pertaining to your current independent accountant. Additionally, update your disclosure in accordance with Item 304(a)(2) regarding any consultations you had prior to the engagement of your current independent accountant as prescribed therein.

Response: We have revised accordingly.

22.We note that as of May 31, 2022 you eliminated and rescinded the agreement for the acquisition of Cornerstone Construction Team, LLC. Please address the following, and cite the accounting literature relied upon:

•Tell us how you have reflected the rescission agreement with respect to assets held and liabilities outstanding within the prior period financial statements;

•Tell us why you believe the presentation of Stock receivable from acquisition rescission is appropriate as of December 31, 2021 and June 30, 2022. Additionally, address how you have presented the liability to issue shares of common stock in settlement of the proceedings, the basis for your presentation, and how the fair value of such shares to be issued was calculated; and

•Address whether you continue to reflect the consolidated operations of Cornerstone Construction during the period from acquisition in March 2021 through the rescission date as a component of continuing operations or in some other manner.

Response: Although the termination agreement with Cornerstone Construction Team, LLC (“Cornerstone”) was executed and treated effective as of May 31, 2022, the negotiations in connection with the rescission started in the latter part of 2021, and the oral discussions contemplated Mr. Ballew receiving back his ownership of Cornerstone and returning 45,000,000 shares of Company common stock for cancellation. Ultimately, the final settlement agreement included those terms. Based on these settlement discussions and negotiations, the Company impaired 100% of the goodwill associated with Cornerstone as of December 31, 2021 and booked a stock receivable from the Cornerstone acquisition rescission.

Based on the termination agreement effective as of May 31, 2022, the Company wrote off all assets and liabilities recorded in connection with Cornerstone’s balance sheet and consolidated their loss of $505,522 and retained earnings as of May 31, 2022. Per the termination discussions and final agreement, the Company was to receive 45,000,000 shares, and booked the transaction on December 31, 2021, at the same value of $36,450,000 as those shares were originally issued in March 2021 for the Cornerstone acquisition. The Company ultimately had an additional settlement obligation, per the final settlement agreement, to issue a separate 8,000,000 shares of common stock to Mr. Ballew and certain Cornerstone employees, which were valued at $1,748,000 (the closing price of the Company’s common stock on the settlement agreement effective date, May 31, 2022, of $0.2185 per share. It is disclosed in Item 8. Legal proceeding on page31.

The Company included the operations of Cornerstone from the acquisition date, March 1, 2021, to May 31, 2022, as a component of continuing operations.

23.As you disclose that the Stock payable relates to acquisitions that occurred throughout the fiscal year ended December 31, 2021, please tell us your basis for presenting such amount as a component of equity at June 30, 2022 and December 31, 2021. Within your response, cite the accounting literature relied upon and tell us why you believe this payable would not be considered a liability, specifically addressing the characteristics of a liability as defined in paragraph E38 of FASB Statement of Financial Accounting Concepts No. 8.

Response: The Company has recorded the stock owed for acquisitions as a component of equity at December 31, 2021 and June 30, 2022, as the Company within the agreements of these stock payables are to settle them in stock rather than in cash or other assets. These agreements were not entered into by way of fixing an amount of dollars and then settling in stock. These were entered into based on a fixed number of shares of stock valued on their respected acquisition dates. The Company would normally record and classify these as a liability when these are to be settled on a fixed dollar amount. The amounts recorded at the end of the year and classified in equity are fixed share amounts within each individual agreement. In addition, E38 of SFAC No. 8 outlines the two essential characteristics of liabilities as a present obligation, and a requirement that an entity transfer or provide economic benefits to others. As further cited within E38, “transfer” describes obligations to pay cash or convey assets, and “provide” describes obligations to perform services. Since the Company is not obligated to transfer cash or other assets or provide services, the stock payable has been reflected within equity, as it is permanent equity.

24.We note your disclosures regarding acquisitions both for the interim period ended June 30, 2022 and the fiscal year ended December 31, 2021. Please address the following:

•You disclose that you did not acquire any companies during the six months ended

June 30, 2022, yet depict the issuance of common stock for acquisitions for the three months ended June 30, 2022 within your Consolidated Statement of

Stockholders' Equity (Deficit). Advise or revise as appropriate.

•Provide to us a comprehensive list of common shares issued in conjunction with acquisitions that have occurred for both for the interim period ended June 30, 2022 as well as for the fiscal year ended December 31, 2021.

•Reconcile the listing of common share issuances for acquisitions requested above with the share issuances disclosed in Item 10, Recent Sales of Unregistered Securities found elsewhere in your filing. By way of example, it is unclear to what acquisition transaction(s) the issuance of 12.7 million shares dated November 5, 2021 disclosed in Item 10 relate.

Response: The Company did not acquire any companies during the six months ended June 30, 2022. However, various shares still had not been formally issued at December 31, 2021, in accordance with their acquisition agreements.  Also, the acquisition of Future Home Power (“FHP”) included a provision potentially requiring additional shares to be issued based on future performance of FHP within the next 5 quarters following the acquisition. The liability was not booked at the time of acquisition as it was unknown at that time if any of these shares would be earned during the subsequent 5 quarters.

Common shares issued for acquisitions during the fiscal year ended December 31, 2021, are as follows:

•Enerev LLC – 5,500,000 shares of common stock issued in 2021

•Cornerstone Construction Team LLC – 45,000,000 shares of common stock issued in 2021

•Balance Authority LLC – 10,000,000 shares of common stock issued in 2021

•Future Home Power – 22,000,000 shares of common stock issued at acquisition July 1, 2021, 9,000,000 shares of common stock issued on April 27, 2022, and 6,339,242 shares of common stock issued on June 23, 2022

•USA Solar Network LLC – 12,000,000 shares of common stock issued in 2021

•SunUp Solar – 200,000 shares of common stock issued in 2021

•Renovation Roofing Inc. – 500,000 shares of common stock issued in 2021

This list reconciles with Recent Sales of Unregistered Securities and the accompanying consolidated statements of stockholders’ equity (deficit).  The November 5, 2021, transaction includes issuances of stock to USA Solar (12 million shares), SunUp Solar (200,000 shares) and Renovation (500,000 shares).

25.Regarding your accrual of related construction and installation costs, please tell us how your recognition of Work in progress receivable and Work in progress payable is consistent with your accounting for revenue over time using the output method. In your response, tell us how you considered ASC 606-10-25-27, and address whether you have an enforceable right to payment for performance completed to date pursuant to ASC 606-10-55-11, as it appears you have recorded cost of revenue for the period inclusive of work in progress payable. In addition, also address your basis for presenting Work in progress receivable, net on your balance sheets.

Response:

An Entity' controls a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.

The Company through construction of the commercial solar projects performs these projects over an extensive period of time with the duration of these contracts over 9-18 months. In accordance with ASC 606-10-25-17, the Company creates and enhances the asset (solar microgrid) that is controlled by the Customer. Control is determined by the Company in reference to ASC 606-10-55-7 as “the asset is being created or enhanced could be intangible or tangible.” Microgrids that are constructed by the Company are tangible and controlled within the Client’s name throughout the process. Microgrids are built from the ground up with each milestone adding to the foundation or work which was previously performed. Enhancements are made throughout each milestone. Control is also defined to the customer by ASC 606-10-25-25 “Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits of the asset.”

The Company has recorded the Work in Progress receivable to match the milestones on which control is passed over to the Client pursuant to milestones outlined within the contracts signed by the Client.  The Company is able to collect on the work performed at that time based on the mutually agreed upon milestones recorded. The Company has also recorded the associated Work in Progress payable to record the liabilities and payables for actual costs incurred by the Company in connection with the specific milestone recorded at that time. The Company has presented this in the financial statements as net due to the larger balance of the receivable or liability of each contract at the end of the quarter.

The netting process is a reporting requirement in the new guidance under ASC 606-10-45-1, which is to be performed in every accounting period. Netting is presentation of the net position of each contract as a Contract Asset or Contract Liability in the statement of financial position, which we have done in the aggregate under the description Work in progress receivable.

The Company has chosen to utilize the “Output Method” of ASC 606 as a means of recognizing revenue in accordance with performance obligation milestones within their executed contracts.  The Output Method as defined in ASC 606 are incremental goods or services that are instrumental and necessary to fulfill the complete project that have been verified to be completed.  These outputs are the result of processes applied to inputs in a business. In other words, the Output Method measures results achieved and value that is passed on to the customer in relation to the contract as a whole. In implementation, the Company has determined the incremental milestones of a project ranging from contract inception to project completion, with each progressing milestone providing additional services to the end client.  Per the guidelines of ASC 606, the Company then tracks the progress toward completion of the contract by measuring outputs to date relative to total estimated outputs needed to satisfy the performance obligation.

As the different subsidiaries of the Company encompass many different business models, there exists different metrics for each of the subsidiaries in regard to intervals/milestones qualifying a specific level of revenue recognition. The business types are as follows:

•Roofing Companies

•Sales Organizations

•Claims Management Companies

•Solar Installation Companies

•Alternative Energy Companies

•Service Organizations

ASC 606 has five general components which formulate the basis of the revenue process. In observation of the Output Method, the five components and brief explanations as to how each applies to the revenue recognition model the Company has adopted are as follows:

(i)Identify the contract, or contracts, with a customer.

A contract is an agreement or purchase order between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration.

(ii)Identify the performance obligations in the contract.

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations. The main performance obligations are the provisions of the following:

•Project Specifics

oSite Visit

oEngineering Design

oPermitting

oUtility Interconnection, if applicable

oProject Installation

oProject Completion

(iii)Determine the transaction price

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.  When a contract provides a customer with payment terms of more than a year, the Company considers whether those terms create variability in the transaction price and whether a significant financing component exists. As of June 30, 2022, the Company has not provided payment terms of more than a year.

(iv)Allocate the transaction price to the performance obligations in the contract.

The Company performs an allocation of the transaction price to each separate performance obligation, known as milestones. The allocated milestone payments are based upon multiple factors:

•Hard costs for materials needed to fulfill the current milestone.

•Soft costs upon the milestone being achieved (sales commissions, labor costs)

•Overhead and incidentals to be allocated at the specific milestones of a project.

(v)Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue incrementally upon its fulfillment of each specific performance obligation milestone as outlined in the underlying contract utilizing the Output Method.

26.Please disclose a measure of total assets for each reportable segment or state the reason for not disclosing this information. Reference is made to ASC 280-10-50-22 and 26.

Response: A public entity shall report a measure of profit or loss and total assets for each reportable segment. We revised and added the total assets for each reporting segment. The difference we might encounter is the goodwill in each segment as ASC 350-20-35-44 indicates that goodwill and all other related assets and liabilities assigned to reporting units might differ from the amounts reported by the entity for its segments. This difference might be because our assets are allocated to a reporting unit based on a specific criteria noted by us.

27.We note that you have completed a number of acquisitions during fiscal year 2021. Please provide us with the results of the three tests to measure the significance of the acquired businesses under Rule 3-05 of Regulation S-X. To the extent that any of the resulting calculations exceeded the thresholds outlined in Rule 3-05(b)(2), tell us how you considered the financial statement requirements outlined therein for each completed acquisition, including your assessment of Rule 3-05(b)(4)(iii) for your significant acquisitions whose conditions exceed 40 percent.

Response: The Company performed all 3 acquisition tests, and a summary of results are as follows:

		Income	Assets	Investment	Audit	shares outstanding	price per share	Market value
Enerev	1/21/2021	$112,232.78	$310,048.97	$7,748,500.00		215,653,623	$0.49	$105,023,314.40
		-2%	4%	7%	no
Cornerstone	3/1/2021	$506,155.75	$3,330,290.00	$39,450,000.00		249,423,018	$1.21	$301,801,851.78
		-9%	39%	13%	1 year
Plemco	3/16/2021	$204,257.14	$733,485.46	$1,500,000.00		297,150,796	$1.04	$307,551,073.86
		-4%	9%	0%	no
Balance	4/28/2021	$21,454.17	$28,041.24	$9,650,000.00		308,052,796	$0.70	$214,096,693.22
		0%	0%	5%	no
FHP	6/1/2021	$409,898.42	$43,927.74	$25,436,900.00		308,870,886	$0.52	$159,222,941.73
		-8%	1%	16%	no
USA Solar	6/30/2021	$-	$-	$9,906,300.00		356,206,633	$0.58	$207,668,467.04
		0%	0%	5%	no
Sunup Solar	6/30/2021	$-	$-	$300,900.00		356,206,633	$0.58	$207,668,467.04
		0%	0%	0%	no
Renovation	7/3/2021	$63,314.74	$1,007,634.24	$302,250.00		393,706,633	$0.57	$223,625,367.54
		-1%	12%	0%	no

SIRC		$(5,353,941.00)	$8,514,081.00

Based on the foregoing, none of the acquisitions exceeded 40% in any of the tests.  The acquisition that most closely approached the 40% threshold was Cornerstone, which was rescinded in May 2022.  None of the other acquisitions exceeded any of the thresholds requiring any period of stand-alone audited financial statements.  As such, each acquisition has been consolidated from the date of acquisition forward (and in Cornerstone’s case, through the rescission date), with no stand-alone financial statements provided pursuant to Reg S-X Rule 3-05(b)(2) and (4)(iii).

28.Regarding your acquisition of Kinetic Investments, Inc., you indicate in addition to the shares issued and to be issued, you have outstanding performance payments based on solar contract amounts as 1 share of common stock per $1 of generated contracts volume. Please provide additional information regarding this agreement, including whether it was contemplated in connection with the acquisition. In addition, address whether the performance payments, which appear to be contingent upon a performance condition, are considered part of the consideration transferred in exchange for the acquiree, transactions separate from the business combination, or as stock-based compensation. Provide the basis for your determination, and cite the accounting literature relied upon.

Response: Part of the Kinetic Investments, Inc. acquisition agreement was initial payment of $2,200,000 cash and 22,000,000 shares of common stock, plus additional future stock payments based on entity’s performance for 5 consecutive quarters ending August 31, 2022. Additional payments were based on performance and payable 1 share of common stock per $1 of sold and installed projects volume. These transactions were treated as a part of the acquisition agreement and recorded accordingly. This contingent consideration was added to the purchase price that increased the goodwill, and classified as equity with no impact on profit or loss. . The value of stock issuances was determined by the stock’s FMV at the end of each quarter. The liability was not determined at the acquisition date as it was based on future performance and unknown at that time. The tock was accrued at the end of each quarter.

29.We note your legal settlement with Milholland Family Trust LP in September 2022. Please expand your disclosure to explain the nature of this legal matter and where the settlement payment is reported in the consolidated statement of operations. Additionally, provide disclosure regarding the legal settlement with the previous owners of Cornerstone Construction Team, LLC, including the milestones of such settlement that caused the agreement to be rescinded as of May 31, 2022.

Response: We have revised accordingly.

30.We note that you have evaluated subsequent events through the date that the financial statements were available to be issued. As an SEC filer, you are required to evaluate subsequent events through the date the financial statements are issued. Refer to ASC 855- 10-25-1A. Please revise your evaluation and disclosure accordingly.

Response: We have revised accordingly.

31.We note that you have filed a Confidential Settlement Agreement and Mutual Release between the company, Cornerstone Construction Team, LLC and Hunter Ballew, Upward Holdings Group, LLC, and Roofcon, LLC as Exhibit 10.34. To the extent material, please include a description in your registration statement of its material terms.

Response: We have revised our legal proceedings disclosure in Item 8 to include a description of the material terms of the settlement agreement.

32.Please reconcile or advise regarding the following statements form the September 2022 investor presentation available on your website, which appear to differ from the information in your registration statement:

•"SIRC is one of the fastest growing companies in the industry."

•"We can build AND finance projects that few other companies can."

•Expected 2022 revenue of $225.0 million

•Market figures provided for each of the Commercial Solar, Roofing, EV Charging, and Residential Solar from 2021 through 2023

Response: We have revised our investor presentation.

33.We note a statement attributed to Solar Integrated Roofing Corp, (@SIRCStock), dated September 9, 2022 that "[t]he filing of the Form 10 makes us a fully SEC reporting company . . . " Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Only upon effectiveness at that time will you become subject to the reporting requirements of the Securities Exchange Act of 1934. Additionally, to the extent comments are not cleared, consider requesting for withdrawal of the registration statement before it becomes effective.

Response: We have revised our investor presentation.

Thank you for your assistance and review.

Sincerely,

Solar Integrated Roofing Corp.

/s/ Wanda Witoslawski

Wanda Witoslawski

Chief Financial Officer